UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MICT, Inc.

(formerly known as MICT Enertec Technologies, Inc.)

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

595117102

(CUSIP Number)

Troy J. Rillo, Esquire

201.985.8300

1012 Springfield Avenue

Mountainside, New Jersey 07092

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications

December 17, 2018

(Date of Event, which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA II PN, Ltd.
(98-0615462)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	1,036,860*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	1,036,860*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: 1,036,860*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): 9.99%*

14.	Type of Reporting Person (See Instructions): OO

* Calculations include shares underlying Debentures and Warrants issuable within 60 days of the date of this filing, such that the Reporting Person is deemed to be the beneficial owner of 9.99% of MICT’s outstanding Common Stock of 9,342,115 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 19, 2018). Upon the future exercise of Warrants, this Reporting Person may acquire, and therefore become the direct beneficial owner, of a maximum of 304,071 shares. This Reporting Person is deemed to be an indirect beneficial owner of an additional 732,789 shares, such that it is the direct and indirect beneficial owner of an aggregate of 1,036,860 shares.

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA Global Investments II (U.S.), LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	1,036,860*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	1,036,860*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: 1,036,860*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): 9.99%*

14.	Type of Reporting Person (See Instructions): PN

* Calculations include shares underlying Debentures and Warrants issuable within 60 days of the date of this filing, such that the Reporting Person is deemed to be the beneficial owner of 9.99% of MICT’s outstanding Common Stock of 9,342,115 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 19, 2018). This Reporting Person is deemed to be an indirect beneficial owner of all shares of MICT’s Common Stock reflected above.

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA II GP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	1,036,860*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	1,036,860*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: 1,036,860*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): 9.99%*

14.	Type of Reporting Person (See Instructions): PN

* Calculations include shares underlying Debentures and Warrants issuable within 60 days of the date of this filing, such that the Reporting Person is deemed to be the beneficial owner of 9.99% of MICT’s outstanding Common Stock of 9,342,115 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 19, 2018). This Reporting Person is deemed to be an indirect beneficial owner of all shares of MICT’s Common Stock reflected above.

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA II GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	1,036,860*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	1,036,860*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: 1,036,860*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): 9.99%*

14.	Type of Reporting Person (See Instructions): OO

* Calculations include shares underlying Debentures and Warrants issuable within 60 days of the date of this filing, such that the Reporting Person is deemed to be the beneficial owner of 9.99% of MICT’s outstanding Common Stock of 9,342,115 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 19, 2018). This Reporting Person is deemed to be an indirect beneficial owner of all shares of MICT’s Common Stock reflected above.

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	1,036,860*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	1,036,860*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: 1,036,860*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): 9.99%*

14.	Type of Reporting Person (See Instructions): PN

* Calculations include shares underlying Debentures and Warrants issuable within 60 days of the date of this filing, such that the Reporting Person is deemed to be the beneficial owner of 9.99% of MICT’s outstanding Common Stock of 9,342,115 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 19, 2018). This Reporting Person is deemed to be an indirect beneficial owner of all shares of MICT’s Common Stock reflected above.

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	1,036,860*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	1,036,860*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: 1,036,860*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): 9.99%*

14.	Type of Reporting Person (See Instructions): OO

* Calculations include shares underlying Debentures and Warrants issuable within 60 days of the date of this filing, such that the Reporting Person is deemed to be the beneficial owner of 9.99% of MICT’s outstanding Common Stock of 9,342,115 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 19, 2018). This Reporting Person is deemed to be an indirect beneficial owner of all shares of MICT’s Common Stock reflected above.

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Matthew Beckman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	1,036,860*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	1,036,860*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: 1,036,860*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): 9.99%*

14.	Type of Reporting Person (See Instructions): IN

* Calculations include shares underlying Debentures and Warrants issuable within 60 days of the date of this filing, such that the Reporting Person is deemed to be the beneficial owner of 9.99% of MICT’s outstanding Common Stock of 9,342,115 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 19, 2018). This Reporting Person is deemed to be an indirect beneficial owner of all shares of MICT’s Common Stock reflected above.

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One EQ, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	1,036,860*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	1,036,860*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: 1,036,860*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): 9.99%*

14.	Type of Reporting Person (See Instructions): OO

* Calculations include 126,623 shares of Common Stock and 910,237 shares underlying Debentures and Warrants issuable within 60 days of the date of this filing, such that the Reporting Person is deemed to be the beneficial owner of 9.99% of MICT’s outstanding Common Stock of 9,342,115 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 19, 2018). Upon the future conversion of Debentures or the exercise of Warrants, this Reporting Person may acquire, and therefore become the direct beneficial owner, of a maximum of 1,036,860 shares.

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One Blocker EQ, Ltd.
(98-1312787)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	1,036,860*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	1,036,860*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: 1,036,860*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): 9.99%*

14.	Type of Reporting Person (See Instructions): OO

* Calculations include 126,623 shares of Common Stock and 910,237 shares underlying Debentures and Warrants issuable within 60 days of the date of this filing, such that the Reporting Person is deemed to be the beneficial owner of 9.99% of MICT’s outstanding Common Stock of 9,342,115 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 19, 2018). This Reporting Person is deemed to be an indirect beneficial owner of all shares of MICT’s Common Stock reflected above

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One Growth and Opportunity Fund Offshore, LP
(98-1312519)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	1,036,860*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	1,036,860*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: 1,036,860*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): 9.99%*

14.	Type of Reporting Person (See Instructions): PN

* Calculations include 126,623 shares of Common Stock and 910,237 shares underlying Debentures and Warrants issuable within 60 days of the date of this filing, such that the Reporting Person is deemed to be the beneficial owner of 9.99% of MICT’s outstanding Common Stock of 9,342,115 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 19, 2018). This Reporting Person is deemed to be an indirect beneficial owner of all shares of MICT’s Common Stock reflected above.

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Delta Beta Advisors, LP
(81-3014898)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	1,036,860*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	1,036,860*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: 1,036,860*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): 9.99%*

14.	Type of Reporting Person (See Instructions): PN

* Calculations include 126,623 shares of Common Stock and 910,237 shares underlying Debentures and Warrants issuable within 60 days of the date of this filing, such that the Reporting Person is deemed to be the beneficial owner of 9.99% of MICT’s outstanding Common Stock of 9,342,115 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 19, 2018). This Reporting Person is deemed to be an indirect beneficial owner of all shares of MICT’s Common Stock reflected above.

CUSIP No. 595117102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One GP, LLC
(81-3005935)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Fund (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	0

	8.	Shared Voting Power:	1,036,860*

	9.	Sole Dispositive Power:	0

	10.	Shared Dispositive Power:	1,036,860*

11.	Aggregate Amount Beneficially Owned
by Each Reporting Person: 1,036,860*

12.	Check if the Aggregate Amount in Row (9) ☐
Excludes Certain Shares (See Instructions)

13.	Percentage of Class Represented by Amount
in Row (9): 9.99%*

14.	Type of Reporting Person (See Instructions): OO

* Calculations include 126,623 shares of Common Stock and 910,237 shares underlying Debentures and Warrants issuable within 60 days of the date of this filing, such that the Reporting Person is deemed to be the beneficial owner of 9.99% of MICT’s outstanding Common Stock of 9,342,115 shares (as disclosed by MICT in its Form 10-Q filed with the SEC on November 19, 2018). This Reporting Person is deemed to be an indirect beneficial owner of all shares of MICT’s Common Stock reflected above.

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, par value $0.001 per share, of MICT, Inc. (“MICT”), a Delaware corporation (formerly known as Micronet Enertec Technologies, Inc.). The address of the principal executive offices of the Issuer is: MICT, Inc., 28 West Grand Avenue, Ste. 3, Montvale, NJ 07645.

Item 2.	Identity and Background

(a)	The names of the persons (the “Reporting Persons”) filing this Schedule 13D are:

•	YA II PN, Ltd., a Cayman Islands exempt company
•	YA Global Investments II (U.S.), LP, a Delaware limited partnership
•	YA II GP, LP, a Delaware limited partnership
•	YA II GP II, LLC, a Delaware limited liability company
•	Yorkville Advisors Global, LP, a Delaware limited partnership
•	Yorkville Advisors Global II, LLC, a Delaware limited liability company
•	D-Beta One EQ, Ltd., a Cayman Islands exempt company
•	D-Beta One Blocker EQ, Ltd., a Cayman Islands exempt company
•	D-Beta One Growth and Opportunity Fund Offshore, LP, a Delaware limited partnership
•	Delta Beta Advisors, LLC, a Delaware limited liability company
•	D-Beta One GP, LP, a Delaware limited partnership
•	D-Beta One GP, LLC, a Delaware limited liability company
•	Matthew Beckman, a citizen of the United States of America

(b)	The principal business and principal office address of each Reporting Person is 1012 Springfield Avenue, Mountainside, New Jersey 07092. Each Reporting Person is in the business of managing investments.

(c)	This Schedule 13D is jointly filed by and on behalf of all of the Reporting Persons. The Reporting Persons are filing this Schedule 13D jointly, and the Joint Filing Agreement among the Reporting Persons to file jointly is incorporated herein by reference to Exhibit 99.1 to this Schedule 13D.

Below is a description of the relationship among the Reporting Persons:

YA II PN, Ltd. (“YA II”) is a private investment fund beneficially owned by YA Global Investments II (U.S.), LP (the “YA Feeder”). Yorkville Advisors Global, LP (the “YA Advisor”) is the investment manager to YA II and, in such capacity, makes all of the investment decisions for YA II. Yorkville Advisors Global II, LLC (the “YA Advisor GP”) is the general partner to the YA Advisor. YA II GP, LP (the “YA GP”) is the general partner to the YA Feeder. YA II GP II, LLC (the “Yorkville GP”) is the general partner to the YA GP. Matthew Beckman makes the investment decisions on behalf of YA II. Accordingly, each of YA II, YA Feeder, the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP and Matthew Beckman may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Common Stock.

D-Beta One EQ, Ltd. (“D-Beta”) is a private investment fund beneficially owned by D-Beta One Blocker EQ, Ltd. (“Blocker”), which is beneficially owned by D-Beta One Growth and Opportunity Fund Offshore, LP (the “Opportunity Fund”). Delta Beta Advisors, LLC (“D-Beta Advisors”) is the investment manager to D-Beta and, in such capacity, makes all of the investment decisions for D-Beta. D-Beta One GP, LP (“D-Beta GP”) is the general partner to the Opportunity Fund. D-Beta One GP, LLC (“D-Beta LLC”) is the general partner to D-Beta GP. Matthew Beckman makes the investment decisions on behalf of D-Beta. Accordingly, each of D-Beta, the Blocker, the Opportunity Fund, D-Beta Advisors, D-Beta GP, D-Beta LLC and Matthew Beckman may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Common Stock.

For purposes of this filing, each of the Reporting Persons is deemed an affiliate of each other Reporting Person. YA II and D-Beta may be deemed affiliates through common ownership of the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP, D-Beta Advisors, D-Beta GP and D-Beta LLC, each of which may be deemed an affiliate of YA II, the YA Feeder, D-Beta, the Blocker and the Opportunity Fund. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Additional information called for Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement (the “Listed Persons”) is included in Exhibit 99.2 hereto. The information contained in Exhibit 99.2 hereto is incorporated by reference in partial answer to this Item.

(d)	and (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e)	See Item 2(a) above for the Reporting Persons place of organization or citizenship, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Source and Amount of Funds.

YA II PN, Ltd. (“YA II”) is the direct legal title owner of the following securities of MICT, meaning that the securities are titled in the name of YA II. The owner of the rights to profits and losses to the following securities (i.e., the pecuniary interest owner) is separately noted below. All of these securities were purchased by YA II with working capital in private transactions directly with MICT. The Series A Debentures (as defined below) and the Series B Debenture (as defined below) are collectively referred to as the “Debentures.” The warrants are collectively referred to as the “Warrants.”

•	Shares of MICT’s Common Stock. 103,413 shares of Common Stock (amount of funds used in purchase was $130,128.77, payable by the conversion of outstanding Debentures). D-Beta One EQ, Ltd. (“D-Beta”) is the pecuniary interest owner of these shares through a participation arrangement with YA II.

•	Series A Debentures. The Series A Debentures with an outstanding principal balance of $2,950,000. The Series A Debentures were issued with an original principal amount of $3,200,000 in exchange for the cancellation and retirement of certain secured promissory notes issued by MICT to YA II on October 28, 2016, December 22, 2016, June 8, 2017 and August 22, 2017 (collectively, the “Prior Notes”), which had a total outstanding aggregate principal amount of $3.2 million at the time of the exchange. D-Beta is the pecuniary interest owner of all Series A Debentures through a participation arrangement with YA II.

o	Series A Debenture No. 1 with an outstanding principal balance of $600,000

o	Series A Debenture No. 2 with an outstanding principal balance of $1,500,000

o	Series A Debenture No. 3 with an outstanding principal balance of $850,000

•	Series B Debenture. Series B Debenture with an outstanding principal balance of $52,862 (the amount of funds used in the original purchase was $1.8 million, which was equal to the original principal balance of the Series B Debenture at the time of issuance). D-Beta is the pecuniary interest owner of the Series B Debenture through a participation arrangement with YA II.

•	Warrants. No amount of funds were used in the purchase of the Warrants, the issuance of the Warrants was included in the amount of funds used for the purchase of other securities by YA II of MICT)

o	Warrants to purchase 158,000 shares of MICT Common Stock at $1.50 per share. D-Beta is the pecuniary interest owner of all of these Warrants through a participation arrangement with YA II.

o	Warrants to purchase 717,000 shares of MICT Common Stock at $2.00 per share. YA II and D-Beta are the pecuniary interest owners of 115,327 Warrants and 561,673 Warrants, respectively.

o	Warrants to purchase 200,000 shares of MICT Common Stock at $3.00 per share (no amount of funds were used to purchase the Warrants, the issuance of the Warrants was included in the amount of funds used for the purchase of other securities by YA II of MICT). YA II and D-Beta are the pecuniary interest owners of 82,842 Warrants and 117,158 Warrants, respectively.

o	Warrants to purchase 112,500 shares of MICT Common Stock at $4.00 per share (no amount of funds were used to purchase the Warrants, the issuance of the Warrants was included in the amount of funds used for the purchase of other securities by YA II of MICT). YA II and D-Beta are the pecuniary interest owners of 65,902 Warrants and 46,598 Warrants, respectively.

D-Beta One EQ, Ltd. (“D-Beta”) is the direct legal title and the pecuniary interest owner of 10,000 shares of Common Stock. Such shares were purchased by D-Beta with working capital in a registered offering conducted by MICT. The amount of funds used in purchasing the 10,000 shares was $10,050.

From time to time, YA II may become the direct legal title owner of shares of MICT’s Common Stock in addition to those listed above through the conversion of outstanding balances under the Debentures or the exercise of Warrants. Any conversion of the Debentures will involve the conversion of amounts outstanding under such Debentures and will not require new sources of funds. Any funds to be used in exercising the Warrants will come from the applicable pecuniary interest owners’ working capital, none of which was (or is expected to be) borrowed. Any conversion or exercise of the Debentures or the Warrants will be subject to the applicable ownership cap (i.e., the 9.99% Ownership Cap on the Debentures and the 4.99% Ownership Cap on the Warrants) and the contractual conversion limit of one million shares of MICT’s Common Stock set forth in the Amendment to Warrants and Debentures.

Description of Transactions. Prior to December 17, 2018, each of the Debentures and Warrants had a contractual ownership cap (the “4.99% Ownership Cap”) prohibiting any Reporting Person from acquiring in excess of 4.99% of MICT’s outstanding Common Stock. On December 17, 2018, YA II and MICT entered into an Amendment to Warrants and Debentures, which, among other things, limited the number of shares of MICT’s Common Stock which YA II may obtain upon conversion of the Debentures to one million shares, but subject to an increased ownership cap of 9.99% (the “9.99% Ownership Cap”) solely with respect to the Debentures. This filing is made as a result of entering into the Amendment to Warrants and Debentures.

A copy of the Amendment to Warrants and Debentures is attached as Exhibit 99.3 hereto, and is incorporated by reference to this Item.

March 29, 2018 Transaction. On March 29, 2018, MICT, and its subsidiary, Enertec Electronics Ltd., executed and closed on a Securities Purchase Agreement (the “Securities Purchase Agreement”) with YA II, whereby MICT issued and sold to YA II (i) certain Series A Convertible Debentures in the aggregate principal aggregate amount of $3.2 million (the “Series A Debentures”) and (ii) a Series B Convertible Debenture in the principal aggregate amount of $1.8 million (the “Series B Debenture”). The Series A Debentures and the Series B Debenture are collectively referred to as the “Debentures.” The Series A Debentures were issued in exchange for the cancellation and retirement of certain secured promissory notes issued by MICT to YA II on October 28, 2016, December 22, 2016, June 8, 2017 and August 22, 2017 (collectively, the “Prior Notes”), with a total outstanding aggregate principal amount of $3.2 million. The Series B Debenture was issued and sold for aggregate gross cash proceeds of $1.8 million. At the closing of the transactions contemplated by the Securities Purchase Agreement, MICT agreed to pay YA II, or its designee, a commitment fee of $90,000, an extension fee of $50,000 relating to the prior extension of a previously issued secured promissory note issued on August 22, 2017, and $126,786.74 representing the accrued and unpaid interest on the Prior Notes.

Pursuant to the terms of the Securities Purchase Agreement, MICT agreed not to create, incur or assume any new indebtedness, liens or enter into a variable rate transaction, subject to certain exceptions, until the repayment of the Series B Debenture.

Pursuant to the terms of the Series A Debentures, YA II may elect to convert the required payments due thereunder into MICT’s common stock at a fixed conversion price of $2.00 per share. In addition, MICT may, at its sole discretion, in lieu of making a required payment in cash, permit YA to convert such required payment at a conversion price equal to 98.5% of the lowest daily volume weighted average price of MICT’s common stock during the ten consecutive trading days immediately preceding a conversion, provided that such price may not be less than $0.50. In addition, pursuant to Series A Debentures, MICT agreed to pay YA II $63,287 representing the remaining unpaid and accrued interest from one of the Prior Notes within 90 days.

Pursuant to the terms of the Series B Debenture, YA II may elect to convert the required payments due thereunder into MICT’s common stock at a fixed conversion price of $4.00 per share. In addition, MICT may, at its sole discretion, in lieu of making a required payment in cash, permit YA to convert such required payment at a conversion price equal to 98.5% of the lowest daily volume weighted average price during the ten consecutive trading days immediately preceding a conversion, provided that such price may not be less than $0.50.

Upon a change of control of MICT, YA II may elect to convert the Series A Debentures and Series B Debenture at either the relevant fixed conversion price or the variable conversion price, at its sole discretion. Upon the occurrence of an Event of Default (as defined in the Series A Debentures and the Series B Debenture), all amounts payable may be due immediately and YA II may elect to convert the Series A Debentures and the Series B Debenture at either the relevant fixed conversion price or the variable conversion price, at its sole discretion. The Series A Debentures and Series B Debenture are secured by a pledge of shares of Micronet Ltd. owned by Enertec Electronics Ltd.

The descriptions of the Securities Purchase Agreement, Series A Debentures and Series B Debenture are qualified in their entirety by reference to the complete text of the Securities Purchase Agreement, form of Series A Debenture and form of Series B Debenture, which have been filed by MICT as Exhibits 10.1, 4.1 and 4.2, respectively, to the Current Report on Form 8-K dated as of April 4, 2018 and all of which are incorporated by reference herein.

July 2, 2018 Announcement of MICT Transactions. On or about July 2, 2018, MICT made certain public filings with the SEC announcing the entering into a letter of intent with respect to a series of transactions (collectively, the “MICT Transactions”) contemplated to be entered into among MICT, BNN Technology PLC and an unrelated third party (the “Third Party”), including a potential tender offer for the shares of MICT’s Common Stock, the acquisition of BNN and the Third Party being acquired by MICT in exchange for cash and the issuance of securities, the spin-off of all of the shares of Micronet Tel Aviv held by MICT, and a capital raise by MICT.

No Reporting Person is a party to the proposed MICT Transactions. This information is being provided as background to assist in the understanding the December 17, 2018 Transaction discussed below. Additional information regarding the MICT Transactions can be found in MICT’s filings with the SEC, the accuracy and completeness of which is the sole responsible of MICT.

December 17, 2018 Transaction (Amendment to Warrants and Debentures). On December 17, 2018, MICT and YA II entered into an Amendment to Warrants and Debentures. A copy of the Amendment to Warrants and Debentures is attached as Exhibit 99.3 hereto, and is incorporated by reference to this Item.

No funds were exchanged in connection with the Amendment to Warrants and Debentures, and therefore there are no sources or amounts of funds to report on this transaction.

Item 4.	Purpose of Transaction

Following the acquisition of the securities purchased by YA II from MICT, as described in Item 3 of this Schedule 13D, YA II and MICT entered into the Amendment to Warrants and Debentures, which, among other things, increased the ownership cap.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein.

YA II purchased the shares of MICT’s Common Stock, the Series A Debentures, the Series B Debentures and the Warrants (as described in Item 3 of this Schedule 13D) for investment purposes.

The purpose of entering into the Amendment to Warrants and Debentures was to facilitate the consummation of the MICT Transactions announced by MICT on July 2, 2018 in public securities filings.

The following excerpt is taken from the recitals to the Amendment to Warrants and Debentures, which summarizes the purposes thereof:

“Whereas, in connection with the contemplated transactions (the “Transactions”) among [MICT], BNN Technology PLC (“BNN”), a newly created BVI entity, Global Fintech Holdings Ltd., which is intended to be the public company after the transaction in which [MICT] and other parties merge (the “New Public Company”), and others, BNN and the other counterparties have insisted that [MICT] (i) pay off, by the closing date of such merger, all of the indebtedness represented by the Debentures, and (ii) modify the terms of the Warrants to eliminate or modify certain provisions such that all of the Warrants are exchanged for new warrants (the “New Warrants”) …, which New Warrants shall be exercisable at $2 per share of New Public Company common stock (subject to adjustment as provided herein and therein) and shall expire on June 30, 2022.”

If the MICT Transactions are terminated such that the Effective Time does not come to fruition, then the obligation to replace the Warrants with New Warrants and to pay off the Debentures shall be void, but such termination shall not void or otherwise affect any exercise of the Warrants or any conversion or payment of the Debentures made before the termination of the proposed Transaction.

In the event that YA II holds any shares of MICT Common Stock (pursuant to the exercise of Warrants, conversion of Debentures, or otherwise) on the record date for the special meeting at which MICT’s stockholders will be asked to approve the MICT Transactions, YA II has unconditionally and irrevocably agreed to vote (in person or by proxy), or consent to any action by written consent or resolution with respect to such shares of Common Stock, (i) in favor of the MICT Transactions, and (ii) in opposition to any and all other actions or proposals that are intended, or that would reasonably be expected, to prevent, impede, interfere with, delay or adversely affect in any material respect the MICT Transactions.

Item 5.	Interest in Securities of the Issuer

The number of shares of MICT’s Common Stock beneficially owned by each Reporting Person described in this Item 5 is based upon 9,342,115 shares outstanding as of November 19, 2018, as reported in MICT’s Form 10-Q filed with the Securities and Exchange Commission on November 19, 2018. Moreover, the issuance of shares underlying the Debentures is subject to a contractual limitation of one million shares, subject further to the 9.99% Ownership Cap, and the issuance of Common Stock underlying the Warrants is subject to the 4.99% Ownership Cap. Accordingly, each Reporting Person’s indirect beneficial ownership of MICT’s Common Stock is limited to 1,036,860 shares, which is equal to 9.99% of MICT’s outstanding shares as of November 19, 2018.

The number of shares which each Reporting Person may be deemed to beneficially own will increase if there is an increase to the number of shares of MICT’s Common Stock outstanding.

Solely for purposes of this filing, all Reporting Persons are deemed to be affiliated parties and therefore any shares of Common Stock beneficially owned by one Reporting Person are deemed to be held by all other Reporting Persons.

(a)	Each Reporting Person is also deemed to be the beneficial owner of 1,036,860 shares of MICT’s Common Stock, constituting approximately 9.99% of the Shares outstanding.

(b)	Each Reporting Person has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition a total of 1,036,860 shares of MICT’s Common Stock, constituting approximately 9.99% of the Shares outstanding.

(c)	No Reporting Person engaged in any transactions in shares of MICT’s Common Stock during the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Item 4 is hereby incorporated by reference.

On December 17, 2018, YA II and MICT entered into the Amendment to Warrants and Debentures. A copy of the Amendment to Warrants and Debentures is attached as Exhibit 99.3 and is hereby incorporated by reference.

Item 3 of this Schedule 13D describes the relationships among the Reporting Persons and Exhibit 99.2 sets forth Additional Information about the Listed Persons. This information is hereby incorporated by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between a Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)

99.2	Additional Information (filed herewith)

99.3	Amendment to Warrants and Debentures (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSON:

YA II PN, Ltd.

By:	/s/ Troy J. Rillo, Esq.	Date:	12/26/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

YA Global Investments II (U.S.), Ltd.

By:	/s/ Troy J. Rillo, Esq.	Date:	12/26/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

Yorkville Advisors Global, LP

By:	Yorkville Advisors Global, LLC
Its:	General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	12/26/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

Yorkville Advisors Global II, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	12/26/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

YA II GP, LP

By:	YA II GP II, LLC
Its:	General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	12/26/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

YA II GP II, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	12/26/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One EQ, Ltd.

By:	Delta Beta Advisors, LLC
Its:	Investment Manager

By:	/s/ Troy J. Rillo, Esq.	Date:	12/26/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One Blocker EQ, Ltd.

By:	/s/ Troy J. Rillo, Esq.	Date:	12/26/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One Growth and Opportunity Fund Offshore, LP

By:	D-Beta One GP, LP
Its:	General Partner

By:	D-Beta One GP, LLC
Its:	General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	12/26/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One GP, LP

By:	D-Beta One GP, LLC
Its:	General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	12/26/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One GP, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	12/26/2018
Troy J. Rillo, Esq.
Chief Compliance Officer

/s/ Matthew Beckman		Date:	12/26/2018
Matthew Beckman